Exhibit 12

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(DOLLARS IN MILLIONS)

	Six Months Ended
	June 30, 2014
Earnings
Income from continuing operations before provision for income taxes	$(24)
Income from equity investees	(23)
Distributed income from equity investees	10
Interest and amortization of deferred finance costs	478
Amortization of capitalized interest	5
Implicit rental interest expense	52

Total Earnings	$498

Fixed Charges
Interest and amortization of deferred finance costs	$478
Capitalized interest	5
Implicit rental interest expense	52

Total Fixed Charges	$535

Ratio of Earnings to Fixed Charges	0.93	x